EXHIBIT 99.1

CDT Environmental Technology Files 2025 Annual Report on Form 20-F

Summary

●	YE 2025 total revenues of $18.2 million, representing a decrease of approximately $11.5 million or a 38.8% decrease year-over-year

●	YE 2025 reported net loss of ($10.3) million driven by increase in stock-based compensation of $1.7 million and the recording of a provision for credit losses, net of recoveries, of approximately $14.7 million

●	Restructuring activities, previously implemented, have streamlined operations and improved efficiency, supporting a more competitive cost structure

●	As of March 31, 2026, the Company had three projects in backlog with a total provisional contract value of approximately US$26.8 million and currently has bids on two new wastewater treatment system projects

●	Prioritizing investments in accelerated innovation with a focus on new energy opportunities

SHENZHEN, China, May 15, 2026 (GLOBE NEWSWIRE) -- CDT Environmental Technology Investment Holdings Limited (Nasdaq: CDTG) (“CDT”, the “Company”, or “we”), a leading provider of waste treatment systems and services throughout China, announced to today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2026. The annual report on Form 20-F, which contains CDT’s audited consolidated financial statements, can be accessed through the SEC’s website at www.sec.gov or CDT’s website at https://www.cdthb.cn.

All amounts are expressed in US dollars unless otherwise stated.

2025 Financial Results

●	Total revenues decreased by approximately $11.5 million, or 38.8%, to approximately $18.2 million for the year ended December 31, 2025.

●	Revenues from sewage treatment system installations decreased by approximately $11.1 million, or 39.2%, to approximately $17.3 million for the year ended December 31, 2025, from approximately $28.4 million for the same period in 2024. This decline is primarily attributable to delays in the progress of projects initiated between 2021 and 2024, which were mainly caused by prolonged local government review and approval processes that pushed project timelines beyond initial expectations, as well as a decrease in the number of new projects secured in 2025 compared to the previous year.

●	Revenues from sewage treatment services decreased by approximately $0.4 million, or 29.8%, to approximately $0.9 million for the year ended December 31, 2025, from approximately $1.3 million for the year ended December 31, 2024. The decrease was primarily due to reduced demand for our services as a result of the ongoing economic downturn in the PRC

●	Gross profit decreased by approximately $3.7 million, or 32.8%, to approximately $7.6 million for the year ended December 31, 2025, from approximately $11.2 million for the year ended December 31, 2024. The decrease in gross profit is primarily due to the decline in revenue from the wastewater treatment system and wastewater treatment system services as discussed above.

●	For the years ended December 31, 2025 and 2024, overall gross profit margin was 41.5% and 37.8%, respectively. The 3.7% increase was primarily due to a higher proportion of profitable projects completed during 2025, partially offset by a decrease in the gross profit percentage for our sewage treatment services business primarily due to increased labor costs.

●	Total operating expenses increased by approximately $10.0 million or 107.7% to approximately $19.2 million for the year ended December 31, 2025 from approximately $9.2 million for the year ended December 31, 2024. The increase was mainly attributable to approximately $1.7 million increase in stock-based compensation and the recording of a provision for credit losses, net of recoveries, of approximately $14.7 million for the year ended December 31, 2025, compared to a net recovery of approximately $6.5 million for the same period in 2024. The increase in the recording of a provision for credit losses, net of recoveries, was primarily due to higher provisions made in 2025 in response to increased credit risk and collectability concerns.

The Company has considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2025. Since its sewage treatment systems customers are mainly state-owned companies, which are backed by the local governments, the Company believes its current allowance policy is reasonable as of December 31, 2025.

As such, the Company currently expects to realize these outstanding balances, net of allowance within the normal operating cycle of twelve months. As of the date of the issuance of these consolidated financial statements, the Company has received approximately $1.9 million of its accounts receivable. The liquidity of the Company’s operations highly depends on the timing of payments from its major customers, and should there be any delay in payment, its operations and liquidity may be impacted.

●	Net loss was approximately $10.3 million for the year ended December 31, 2025, compared to net income of approximately $1.4 million for the same period in 2024. The decline was primarily attributable to delays in the progress of projects initiated between 2021 and 2024, a decrease in the number of new projects secured in 2025 and reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

●	As of December 31, 2025, our working capital was approximately $26.4 million compared to $26.0 million.

Update on Current and Planned Projects

As of March 31, 2026, the Company had three projects in backlog: Phase VI of the Jimei Guankou Project, the Xiamen Xinglin Pipeline Network Renovation Project, and the Hubei Wuxue Project. Phase VI of the Jimei Guankou Project was signed in February 2025 and commenced construction in March 2025; the Xiamen Xinglin Pipeline Network Renovation Project was signed in July 2025 and commenced construction in August 2025; and the Hubei Wuxue Project was signed and commenced construction in March 2026. According to the project agreements, the total provisional contract value for these three projects is RMB 187 million (approximately US$26.8 million), of which the provisional contract value for Phase VI of the Jimei Guankou Project is RMB 30 million (approximately US$4.3 million), the Xiamen Xinglin Pipeline Network Renovation Project has a provisional contract value of RMB 87 million (approximately US$12.5 million), and the Hubei Wuxue Project has a provisional contract value of RMB 70 million (approximately US$10 million), subject to the specific terms of the agreements.

In addition, the Company is currently participating in the bidding process for two wastewater treatment system projects, with results expected by the third quarter of 2026. There is no guarantee that the Company will be awarded these contracts, nor is there any guarantee that, even if awarded, the projects will be completed on time or at all.

Update on the Development of New Energy Opportunities to Diversify Revenue Streams

The Company is currently in discussions with potential industry partners to convert organic solid waste into new energy and renewable energy to promote commercialization of market-ready innovative energy solutions needed to achieve sustainable development goals and carbon neutrality, laying a foundation for the Company’s future growth. The Company is currently engaged in the planning stages of this new energy opportunity, and therefore a number of uncertainties exist relating to the successful launch of this new project and the ability of the Company to create a new revenue stream in the future.

Li Yunwu, Chief Executive Officer of CDT, commented “During fiscal year 2025, customer demand across our primary end markets aligned with expectations, despite macroeconomic headwinds in China and isolated project delays. While the external environment remains dynamic, our teams are executing well, staying close to customers, and advancing long-term priorities. Our cost optimization program to enhance operating efficiency and further strengthen our competitive position, continued to deliver benefits as we expanded our operating margin by 370 basis points year-over-year.

Entering 2026, we are confident that the enduring need to safeguard the supply of clean water will continue to underpin demand for our services across our key municipal end markets over the long term. Combined with our durable business model and the critical role our technologies and services play in supporting the daily operations of our customers, we expect to see an improvement in core sales growth and stable margins as the year progresses. This belief is underpinned by the three significant projects in the backlog totaling approximately $27 million along with several new projects that we are bidding on.”

Li Yunwu concluded, “As part of our continued effort to deliver essential technologies that help customers address their biggest wastewater challenges, we have been establishing strategic partnerships with major Chinese enterprises to help achieve the country’s ‘Dual Carbon’ goals. Driven by the 2030 carbon peaking target, local governments and industries must undergo significant transformations. Decarbonization aligns with CDT’s new energy development strategy designed to diversify our revenue streams while we continue to drive organic growth opportunities in our core business. These are important steps in our roadmap to drive sustained, profitable growth and deliver meaningful long-term value for our shareholders.”

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive changes in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, please visit CDT’s website at https://www.cdthb.cn.

For more information, please contact:

Investor and Media Contact
United States

PCG Advisory
Kevin McGrath
Tel: +1-646-418-7002
Email: kevin@pcgadvisory.com

Forward-looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. When the Company uses words such as “may,” “should,” “will,” “future,” “expect,” “anticipate,” “project,” “estimate,” “believe,” and “intend,” or similar expressions that do not relate solely to historical matters, it is intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. For these reasons, among others, investors should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that arise after the date hereof, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$66,686	$124,379
Accounts receivable, net	44,128,933	45,188,231
Other receivables, net	189,800	424,313
Other receivables - related parties	124,752	123,532
Contract assets	39,309,995	31,438,860
Prepayments and other current assets, net	497,181	405,136
Total current assets	84,317,347	77,704,451

OTHER ASSETS
Property and equipment, net	1,087,057	1,291,322
Intangible assets, net	—	5,628
Deferred tax assets, net	3,499,649	1,208,689
Contract assets, noncurrent	—	8,550,498
Escrow	—	600,000
Total other assets	4,586,706	11,656,137

Total assets	$88,904,053	$89,360,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$39,221,439	$36,347,893
Short-term loans - banks	1,153,654	1,814,551
Short-term loans - third parties	2,057,311	836,765
Short-term loans - related parties	2,560,675	2,794,894
Other payables and accrued liabilities	2,298,833	2,220,896
Other payables - related party	256,348	256,863
Contract liabilities	28,809	28,026
Taxes payable	10,329,598	7,408,674
Total current liabilities	57,906,667	51,708,562

OTHER LIABILITIES
Long-term loan - bank	357,495	213,969
Total other liabilities	357,495	213,969

Total liabilities	58,264,162	51,922,531

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares, $0.0025 par value, 94,000,000 shares authorized, 13,525,000 and 10,825,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	33,813	27,063
Class B Ordinary Shares, $0.0025 par value, 6,000,000 shares authorized, none issued and outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	14,316,883	11,578,633
Statutory reserves	3,433,589	3,433,589
Retained earnings	14,258,161	24,455,403
Accumulated other comprehensive loss	(1,429,733)	(2,210,909)
Total CDT Environmental Technology Investment Holdings Limited shareholders’ equity	30,612,713	37,283,779

Noncontrolling interests	27,178	154,278
Total shareholders’ equity	30,639,891	37,438,057

Total liabilities and shareholders’ equity	$88,904,053	$89,360,588

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2025	2024	2023

REVENUES
Sewage treatment systems	$17,279,031	$28,417,150	$32,267,593
Sewage treatment services and others	946,788	1,348,055	1,942,326
Total revenues	18,225,819	29,765,205	34,209,919

COST OF REVENUES
Sewage treatment systems	10,074,628	17,779,226	21,630,216
Sewage treatment services and others	592,234	739,502	1,194,817
Total cost of revenues	10,666,862	18,518,728	22,825,033

GROSS PROFIT	7,558,957	11,246,477	11,384,886

OPERATING EXPENSES:
Selling	162,602	108,637	106,147
General and administrative	2,160,434	2,164,457	2,674,519
Research and development	47,602	61,786	80,948
Share-based compensation	2,145,000	454,250	—
Provision for (Recovery from) credit loss, net	14,694,723	6,459,240	(88,221)
Total operating expenses	19,210,361	9,248,370	2,773,393

(LOSS) INCOME FROM OPERATIONS	(11,651,404)	1,998,107	8,611,493

OTHER INCOME (EXPENSE)
Interest income	105	471	15,510
Interest expense	(91,446)	(136,757)	(106,130)
Other income (expense), net	110,637	6,504	(92,939)
Total other income (expense), net	19,296	(129,782)	(183,559)

(LOSS) INCOME BEFORE INCOME TAXES	(11,632,108)	1,868,325	8,427,934

INCOME TAXES (BENEFIT) EXPENSE	(1,266,021)	462,043	1,403,880

NET (LOSS) INCOME	(10,366,087)	1,406,282	7,024,054

Less: net loss attributable to noncontrolling interest	(168,845)	(46,909)	(393,652)

NET(LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS OF CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(10,197,242)	$1,453,191	$7,417,706

NET (LOSS) INCOME	(10,366,087)	1,406,282	7,024,054

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	789,332	(204,383)	(497,722)

TOTAL COMPREHENSIVE (LOSS) INCOME	(9,576,755)	1,201,899	6,526,332

Less: Comprehensive loss attributable to noncontrolling interest	(160,689)	(49,804)	(372,574)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS OF CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(9,416,066)	$1,251,703	$6,898,906

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	12,141,807	10,320,628	9,200,000

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.84)	$0.14	$0.81